

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

Via Email
Kirsten Mellor
General Counsel
CafePress Inc.
1850 Gateway Drive, Suite 300
San Mateo, California 94404

Re: CafePress Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 15, 2011
File No. 333-174829

Dear Ms. Mellor:

We have reviewed your amended registration statement and related correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Company Overview, page 1

1. We note that in response to comment two of our letter dated July 8, 2011 you added a sentence to the first paragraph of the "Company Overview" section to clarify that you believe you are a leading e-commerce platform for customization of consumer products. Please make conforming changes to the first sentence of this section and your disclosure on pages 44 and 69.

Management's discussion and analysis of financial condition and results of operations, page 44

Critical accounting policies, page 48

Revenue recognition, page 48

2. We have reviewed your response to comment 17 in our letter dated July 8, 2011. Please address the following items:

    *   Tell us the length of the validity period for your gift certificates and flash deal promotions and clarify when you began participating in flash deal promotions.

    *   Please tell us your formal or informal policies regarding gift card acceptance after the expiration date.

    *   Provide quantitative historical evidence supporting your significant 20% breakage rate that demonstrates to us that the obligation for future performance is remote and that the estimate is based on a large population of homogeneous transactions. Your analysis should include a schedule, separately for gift certificates and flash deal promotions, which reflects the number and dollar amount of gift certificates and flash deal promotions sold by year and/or quarter and the number, dollar amount and percentage of certificates redeemed during each distinct aging category subsequent to sale.

    *   Provide us with example journal entries you record throughout the lifecycles of your gift certificate and flash deal promotions. In doing so, provide us with a hypothetical scenario involving a typical flash deal promotion, beginning with the issuance of the promotion and ending with its redemption.

    *   Clarify if the "deferred sales commissions" referenced in your response and filing represent the portion of flash deal promotions received from end customers that are payable to group-buying websites. If so, explain to us why these commissions should not be classified as a reduction of revenues.

Liquidity and Capital Resources, page 65

3. In response to comment 24 of our letter dated July 8, 2011 you confirm that you did not have any material commitments for capital expenditures as of December 3, 2010. Please update your response to include your most recently completed fiscal quarter. Refer to Item 303(b) of Regulation S-K.

Contractual Obligations, page 67

4. We note your revised disclosure on page 68 stating that the earn-out performance targets are based in part on compounded annual growth rate, or CAGR. Please revise your disclosure to clarify the financial or other measurement upon which CAGR is based.

Board of directors committees, page 91

5. In response to comment 32 of our letter dated July 8, 2011 you revised your disclosure on page 91 to state that you "expect to reconstitute the composition of [your] audit committee…" to comply with applicable independence requirements. Please confirm, and revise your disclosure accordingly, that you will reconstitute your audit committee prior to becoming listed on the NASDAQ Global Market. Refer to Exchange Act Rule 10A-3.

Executive Compensation, page 95

Compensation decisions and the role of the compensation committee, page 96

6. We note your revised disclosure on page 97 that, going forward, your compensation committee "intends to reevaluate the practice of setting [your] executive compensation program at the median of [your] peer group." Please expand your disclosure to briefly discuss the factors that led to the compensation committee's determination.

2. Summary of significant accounting policies, page F-7

Minimum royalty and content license commitments, page F-11

7. We have reviewed your response to comment 44 in our letter dated July 8, 2011. Considering that the guaranteed royalty payments do not appear to be contingent on other factors and are not indirect guarantees of the indebtedness of others, please clarify why you believe they are within the scope of ASC 460-10-15. Please also further explain why you record assets related to these guaranteed royalties as opposed to recording the expenses as they are incurred over the sales period, similar to the off-balance sheet treatment of operating leases and certain purchase commitments. Also see, by analogy, ASC 928-440-50-1 which indicates that future royalty guarantees should be disclosed, suggesting that the liability is currently not recorded on the balance sheet. As noted in our prior comment, you may want to address how the minimum guaranteed royalty payments represent liabilities.

Revenue recognition, page F-12

8. We note that you derive your revenues from multiple e-commerce websites, including co-branded websites, and product categories, such as those described on page 78. Please revise your filing to provide the revenue disclosures by product and service group

required by ASC 280-10-50-40. For example, please disaggregate your revenues between each website and/or product category. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements. Alternatively, if it is your conclusion that your consolidated revenue stream represents groups of similar products or services, please provide management's analysis in arriving at this conclusion.

9. We note your disclosure on page 78 that your shops platform allows users to sell and market their designed merchandise and that the users determine how much they wish to earn over your base prices. Please tell us how you classify the excess sales price and the related cost payable to the shop owner on your statements of operations. If you do not net these amounts in revenue, please tell us how you determined gross presentation complies with GAAP.

6. Acquisitions, page F-19

10. We have reviewed your response to comment 46 in our letter dated July 8, 2011, noting that the common stock fair value used for your Imagekind, Inc. acquisition exceeds the common stock fair values you utilized in valuing your stock options granted from May 7, 2010 through May 4, 2011. Based on your table on page 53, the July 8, 2008 fair value of your common stock exceeded the May 7, 2010 and August 6, 2010 values by approximately 67%. Please tell us the significant factors contributing to the substantial decline in the value of your common stock subsequent to the acquisition date. To the extent applicable, provide us with a timeline description of significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the decline in the fair value of your common stock.

11. Commitments and Contingencies, page F-30

11. We have reviewed your response to comment 51 in our letter dated July 8, 2011. Your current disclosure that you cannot estimate a range of reasonably possible losses for your legal proceedings appears inconsistent with the disclosure in your initial filing that indicated you do not believe the ultimate liability with respect to such items will have a material adverse effect on your operating results, financial position or cash flows. Considering your prior disclosure implied that the range of reasonably possible losses was not material, please tell us if your previous disclosure was accurate. If not, tell us if you believe the range of reasonably possible losses extends into material thresholds. If you believe that the range of reasonably possible losses with respect to your legal proceedings and claims, both for each individual matter and in the aggregate, is not material to your consolidated operating results, financial position or cash flows, please revise your disclosures to provide a statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or, in his absence, me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

        Sincerely,

        /s/ Mara L. Ransom for

        James Allegretto
        Senior Assistant Chief Accountant

cc: Davina K. Kaile
       Pillsbury Winthrop Shaw Pittman
       Via Email